UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 23, 2014

TTM TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	0-31285	91-1033443
(State or other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1665 Scenic Avenue, Suite 250 Costa Mesa, California	92626
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (714) 327-3000

(Former name or former address if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

As previously disclosed, on September 21, 2014, TTM Technologies, Inc., a Delaware corporation (the “Company”), Viasystems Group, Inc., a Delaware corporation (“Viasystems”), and Vector Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of the Company (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Merger Sub will, subject to the satisfaction or waiver of the conditions therein, merge with and into Viasystems, and Viasystems will be the surviving corporation in the merger and will be a wholly owned subsidiary of the Company (the “Merger”). In connection with the execution of the Merger Agreement, on September 21, 2014, the Company entered into a debt commitment letter (the “Original Commitment Letter”) with JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC, and Barclays Bank PLC (collectively, the “Original Lenders”) to provide (i) a senior secured asset-based revolving facility (the “ABL Facility”) in an aggregate amount of $150 million, and (ii) a senior secured term loan B facility (the “Term B Facility” and, together with the ABL Facility, the “Credit Facilities”) in an aggregate amount of $1,115 million, each on the terms and subject to the conditions set forth in the Original Commitment Letter. The Merger Agreement and the Original Commitment Letter were previously filed as Exhibit 2.1 and Exhibit 10.3, respectively, to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on September 22, 2014.

On October 23, 2014, the Company amended and restated its Original Commitment Letter (as amended, the “Amended and Restated Commitment Letter”) to (i) add The Royal Bank of Scotland plc (“RBS” and, together with the Original Lenders, the “Lenders”) as a party thereto, (ii) add RBS’ commitment and proportionately amend the respective commitments of each of the Original Lenders, (iii) outline RBS’ role as the co-documentation agent for the Credit Facilities, and (iv) allow the Company to appoint up to two additional co-documentation agents by October 31, 2014, provided that the Lenders, without giving effect to the joinder of any additional co-documentation agents, shall not have less than 90% of the total economics for the Credit Facilities on the date of the closing of such Credit Facilities.

The foregoing is a summary only and does not purport to be a complete description of all of the terms and provisions contained in the Amended and Restated Commitment Letter and is subject to and qualified in its entirety by reference to the Amended and Restated Commitment Letter attached hereto as Exhibit 10.1, which is incorporated by reference into this Item 1.01.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description

10.1	Amended and Restated Commitment Letter, by and among the Company, JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC, Barclays Bank PLC, and The Royal Bank of Scotland plc, dated October 23, 2014

Forward-Looking Statements

Certain statements in this communication may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The Company cautions you that such statements are simply predictions and actual events or results may differ materially. These statements reflect the Company’s current expectations, and the Company does not undertake to update or revise these forward-looking statements, even if experience or future changes make it clear that any projected results expressed or implied in this or other Company statements will not be realized. Further, these statements involve risks and uncertainties, many of which are beyond the Company’s control, which could cause actual results to differ materially from the forward-looking statements. These risks and uncertainties include, but are not limited to, general market and economic conditions, including interest rates, currency exchange rates and consumer spending, the ability of the Company and Viasystems to consummate the proposed Merger and realize anticipated synergies, demand for the Company’s products, market pressures on prices of the Company’s products, warranty claims, changes in product mix, contemplated significant capital expenditures and related financing requirements, and the Company’s dependence upon a small number of customers. Additional factors that may cause results to differ materially from those described in the forward-looking statements are set forth in the Annual Report on Form 10-K of the Company for the year ended December 30, 2013, which was filed with the SEC on February 21, 2014, under the heading “Item 1A. Risk Factors” and in the Company’s other filings made with the SEC available at the SEC’s website at www.sec.gov.

The Company does not undertake any obligation to update any such forward-looking statements to reflect any new information, subsequent events or circumstances, or otherwise, except as may be required by law.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed Merger between the Company and Viasystems. The Company has filed with the SEC a registration statement on Form S-4, which includes a prospectus with respect to the Company’s shares of common stock to be issued in the proposed Merger and a proxy statement of Viasystems in connection with the proposed Merger (the “Proxy Statement/Prospectus”). The Proxy Statement/Prospectus will be sent or given to Viasystems’ stockholders when the Proxy Statement/Prospectus is declared effective by the SEC, and it will contain important information about the proposed Merger and related matters. VIASYSTEMS SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The Proxy Statement/Prospectus and other relevant materials (when they become available) and any other documents filed by the Company or Viasystems with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, security holders will be able to obtain free copies of the Proxy Statement/Prospectus from the Company or Viasystems by contacting either (1) Investor Relations by mail at TTM Technologies, Inc., 1665 Scenic Avenue, Suite 250, Costa Mesa, CA 92626, Attn: Investor Relations Department, by telephone at 714-327-3000, or by going to the Company’s Investor Relations page on its corporate website at www.ttmtech.com, or (2) Investor Relations by mail at Viasystems Group, Inc., 101 South Hanley Road, Suite 1800, St. Louis, MO 63105, Attn: Investor Relations Department, by telephone at 314-727-2087, or by going to Viasystems’ Investor Info page on its corporate website at www.viasystems.com.

No Offer or Solicitation

The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

The Company and Viasystems and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Viasystems’ stockholders in connection with the proposed Merger and may have direct or indirect interests in the proposed Merger. Information about the Company’s directors and executive officers is set forth in the Company’s Proxy Statement on Schedule 14A for its 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 14, 2014, and its Annual Report on Form 10-K for the fiscal year ended December 30, 2013, which was filed with the SEC on February 21, 2014. These documents are available free of charge at the SEC’s website at www.sec.gov, and from the Company by contacting Investor Relations by mail at TTM Technologies, Inc., 1665 Scenic Avenue, Suite 250, Costa Mesa, CA 92626, Attn: Investor Relations Department, by telephone at 714-327-3000, or by going to the Company’s Investor Relations page on its corporate website at www.ttmtech.com. Information about Viasystems’ directors and executive officers is set forth in Viasystems’ Proxy Statement on Schedule 14A for its 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 14, 2014, and its Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the SEC on February 14, 2014. These documents are available free of charge at the SEC’s website at www.sec.gov, and from Viasystems by contacting Investor Relations by mail at Viasystems Group, Inc., 101 South Hanley Road, Suite 1800, St. Louis, MO 63105, Attn: Investor Relations Department, by telephone at 314-727-2087, or by going to Viasystems’ Investor Info page on its corporate website at www.viasystems.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed Merger is included in the Proxy Statement/Prospectus that the Company filed with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 27, 2014	TTM TECHNOLOGIES, INC.

	By:	/s/ Todd B. Schull
Todd B. Schull
Executive Vice President, Chief Financial Officer, Treasurer and Secretary

EXHIBIT INDEX

Exhibit No.	Description

10.1	Amended and Restated Commitment Letter, by and among the Company, JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC, Barclays Bank PLC, and The Royal Bank of Scotland plc, dated October 23, 2014